UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 23, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at September 30, 2015.

At September 30,
2015
£
(in millions)
Borrowings and Indebtedness
Short-term borrowing	13,155
Short-term derivative financial instruments *	176
Total short-term borrowings	13,331

Long-term borrowings	23,721
Long-term derivative financial instruments *	1,458
Total long-term borrowings	25,179

Total borrowings and indebtedness	38,510

Share Capital
Called up share capital (28,813,357,278 ordinary shares allotted, issued and fully paid)	3,792
Treasury shares held (2,261,724,686 shares)	(6,955)
Additional paid-in capital	117,111
Retained losses	(53,295)
Accumulated other recognised income and expense	2,457
Total non-controlling interests	1,429

Total equity and shareholders’ funds	64,539

Total Capitalization and Indebtedness	103,049

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

___________________

(1)	At September 30, 2015, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £3,533 million.

(2)

At September 30, 2015, the Group had cash and cash equivalents of £4,240 million, liquid investments primarily in index linked government bonds and a managed investment fund of £692 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £4,655 million, giving total net borrowings and indebtedness of £28,923 million.

(3)	The Group’s outstanding euro commercial paper, reported within short term borrowings in the above table, increased by €1,899 million between September 30, 2015 and November 18, 2015.

(4)	On October 12, 2015, Vodafone Italy paid €228m to acquire spectrum.

(5)	On October 26, 2015, Vodafone Turkey paid €778m in relation to the settlement of spectrum which was announced by Vodafone via RNS on August 26, 2015.

(6)	On November 12, 2015, Vodafone Group Plc issued €750,000,000 of 0.875% notes with a maturity of November 17, 2020.

(7)	On November 19, 2015, Vodafone Group Plc issued $186,000,000 of 5.35% notes with a maturity of December 3, 2045.

(8)	On November 19, 2015, Vodafone Group Plc issued £600,000,000 of 0% non-dilutive equity linked instruments with a maturity of November 26, 2020.

(9)	On November 19, 2015, Vodafone Group Plc issued NOK850,000,000 of 3.215% notes with a maturity of November 27, 2025.

(10)

Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 23, 2015	By:	/s/ Neil Garrod
	Name:	Neil Garrod
	Title:	Group Treasury Director